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
------                                     UNITED STATES SECURITIES AND EXCHANGE COMMISSION
FORM 4                                                  WASHINGTON, D.C. 20549
------
                                             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
[ ] Check this box if no longer
    subject to Section 16. Form 4
    or Form 5 obligations may
    continue. See Instruction 1(b)

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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
1. Name and Address of Reporting Person* 2. Issuer Name and Ticker or Trading Symbol         6. Relationship of Reporting
                                                                                                Person to Issuer
                                                                                                (Check all applicable)
   Kyle     Robert       F.                 DirectPlacement, Inc. (DPLM)
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   (Last)   (First)   (Middle)           3. IRS or Social   4. Statement for Month/Year       [X] Director  [ ] 10% Owner
                                            Security Number                                   [X] Officer   [ ] Other
                                            of Reporting                                         (give title   (specify below)
                                            Person                                                below)
   c/o DirectPlacement, Inc.                (Voluntary)                                        Vice President, Secretary and
   3655 Nobel Drive, Suite 540                                 08/02                           General Counsel
---------------------------------------                     ------------------------------------------------------------------------
        (Street)                                            5. If Amendment, Date of         7. Individual or Joint/Group Filing
                                                               Original (Month/Year)           (check applicable line)

                                                                                             [X] Form Filed by One Reporting Person
                                                                                             [ ] Form Filed by More than One
   San Diego, California  92122                                                                  Reporting Person
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   (City)   (State)     (Zip)
                                        Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security  2. Trans-   3. Trans-     4. Securities Acquired (A)        5. Amount of     6. Ownership Form:  7. Nature of
   (Instr.3)             action      action Code   or Disposed of (D)                Securities       Direct (D) or       Indirect
                         Date        (Instr. 8)    (Instr. 3,4 and 5)                Beneficially     Indirect (I)        Beneficial
                                                                                     Owned at End of  (Instr. 4)          Ownership
                         (Month/                                                     Month                                (Instr. 4)
                         Day/Year)                                                  (Instr. 3 and 4)
                                  ------------------------------------------------
                                     Code     V       Amount      (A) or (D) Price
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Common Stock, $.0001     8/15/02      A               575,221(1)       A     $.001   1,920,533              D
par value per share
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Print or Type Responses)

(1) Upon the achievement of certain financial targets by the Issuer, Mr. Kyle exercised a performance warrant for 575,221 shares of Common Stock at an exercise price of $.001 per share.

FORM 4 (continued)

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (E.G., puts, calls, warrants, options, convertible securities)

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
1. Title of    2. Conversion  3. Transaction     4. Transaction  5. Number of
   Derivative     or Exercise    Date               Code            Derivative
   Security       Price of       (Month/Day/        (Instr. 8)      Securities
   (Instr. 3)     Derivative     Year)                              Acquired (A)
                  Security                                          or Disposed
                                                                    of (D)

                                                                   (Instr. 3, 4,
                                                                    and 5)
                                                --------------------------------------
                                                      Code    V    (A)      (D)
--------------------------------------------------------------------------------------
Performance         $.001        8/15/02               X                    575,221
Warrant
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

FORM 4 (continued)

          Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                   (E.G., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------
  6. Date            7. Title and Amount   8. Price of    9. Number of   10. Ownership     11. Nature of
     Exercisable        of Underlying         Derivative     Derivative      Form of           Indirect
     and Expiration     Securities            Security       Securities      Derivative        Beneficial
     Date               (Instr. 3 and 4)                     Beneficially    Security:         Ownership
     (Month/Day/Year)                         (Instr. 5)     Owned at        Direct (D) or     (Instr. 4)
                                                             End of          Indirect (I)
                                                             Month           (Instr. 4)
                                                             (Instr. 4)
 ------------------------------------------
                                Amount
  Date     Expir-               or
  Exer-    ation                Number
  cisable  Date        Title    of Shares
----------------------------------------------------------------------------------------------------------
  8/15/02  5/31/11    Common    575,221            *         575,221             D
                       Stock
----------------------------------------------------------------------------------------------------------

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

Explanation of Responses:


                      /s/ ROBERT F. KYLE                  August 19, 2002
                      -------------------------------    -----------------
                      **Signature of Reporting Person          Date


* In June 2001, Mr. Kyle surrendered 575,221 shares of Common Stock of the Issuer in exchange for the same number of performance warrants.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

                                   Page 2 of 2                   SEC 1474 (3/91)